WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



30 September 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 6 pages

Wgr - Witwatersrand Consolidated Gold Resources Limited - Wits Gold To

Release Date: 07/09/2010 12:00:02 Code(s): WGR

FILE NO 82 - 34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Wits Gold to consolidate Mineral Holdings in the Southern Free State and withdrawal of cautionary announcement
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104
("the Company" or "Wits Gold")
WITS GOLD TO CONSOLIDATE MINERAL HOLDINGS IN THE SOUTHERN FREE STATE
AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
- Wits Gold to acquire Harmony`s Merriespruit South area for R61 million in cash
- Wits Gold to commence drilling at Merriespruit South to confirm high grade extensions of gold mineralisation already delineated in the adjacent De Bron area
- Wits Gold to acquire Harmony`s 40% option over Wits Gold`s southern Free State assets for R275 million, which can be satisfied through the issue of Wits Gold shares
- Wits Gold southern Free State properties contain gold resources in excess of 34Moz and gold reserves of 5.4Moz
- Wits Gold establishes 100% control over its more advanced Bloemhoek and De Bron projects; and
- Withdrawal of cautionary announcement

Marc Watchorn, CEO of Wits Gold said:
"These transactions have the potential to deliver significant value to Wits Gold. Our exploration work on the De Bron project together with our regional geological understanding leads us to believe that the Merriespruit South area is likely to contain significant gold mineralisation. Combined with our De Bron project this could create a shallow medium to high grade mine with substantially enhanced economics. We expect to commence an exploration programme immediately and are excited by the prospects of achieving positive results.
We also are delighted to have reached agreement with Harmony to acquire their 40% option over our assets in the southern Free State. We look forward to advancing our key projects in the knowledge that Wits Gold shareholders will now receive 100% of the value we are able to create and we welcome Harmony as future shareholders."
Graham Briggs, CEO of Harmony said:
"These transactions are in line with Harmony`s strategy to focus on our growth projects in South Africa. The Merriespruit South area and the Freegold Option do not fit into our portfolio. This is an exciting opportunity for Wits Gold and will unlock value for our shareholders."

1. Introduction

Further to cautionary announcements dated 21 June 2010 and 26 July 2010, the Company is pleased to announce that, subject to conditions precedent, it has agreed with Harmony Gold Mining Company Limited ("Harmony") to add the Merriespruit South area which currently forms part of Harmony`s mining right known as Virginia Operations in Wits Gold`s existing contiguous prospecting right. At the same time, Wits Gold has signed a second agreement with the Armgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, a wholly owned subsidiary of Harmony ("Freegold JV"), subject to conditions precedent, in terms of which Freegold JV`s option to acquire up to a 40% interest in any mine or mines established on certain prospecting rights held by Wits Gold in the southern Free State will be cancelled.

2. Background

In April 2004 Wits Gold entered into an agreement with the Freegold JV to acquire certain mineral rights in the southern Free State (the "Mineral Rights"). The consideration for the Mineral Rights was the issue of an option conferring to the Freegold JV the right to acquire up to a 40% interest in any mine or mines established on the Mineral Rights ("the Option").
Since this transaction, Wits Gold has successfully undertaken exploration activities in the southern Free State that have resulted in the estimation of Mineral Resources and Reserves in terms of the SAMREC and CIM codes. These were presented in a NI 43-101 compliant technical report, "Witwatersrand Consolidated Gold Resources Limited: Mineral Properties in the SOFS Goldfield, South Africa" dated May 2009 and prepared by Qualified Persons, George Gilchrist and Shaun Hackett from Snowden Mining Industry Consultants. These include Indicated Mineral Resources of 103.3Mt at 6.0g/t gold (19.9Moz) and Inferred Resources of

83.7Mt at 5.6g/t gold (15.0Moz) as well as Inferred Resources of 183.2Mt at 0.14kg/t U3O8 (56.7Mlbs). The above-noted technical report is available at www.sedar.com and www.witsgold.com.

Drilling results obtained during the Company`s exploration programme led to the identification of two key projects that occur adjacent to one another in the Bloemhoek and De Bron areas, where they are separated by the De Bron Fault. The principal targets in these areas comprise the Beatrix, Kalkoenkrans and Leader Reefs which are currently being exploited by the surrounding gold mines belonging to Harmony, at Joel and Virginia, and the Beatrix Mine operated by Gold Fields Limited.

A subsequent pre-feasibility study on the Bloemhoek area was undertaken by the independent Qualified Persons, Gordon Cunningham and Tim Spindler, from Turnberry Projects (Pty) Ltd., with mine design and scheduling input from Ukwazi Mining Solutions (Pty) Ltd. At Bloemhoek, the principal targets comprise the Beatrix and Kalkoenkrans Reefs at depths in the range of 1300-2400 metres below surface. In a NI 43-101 compliant report entitled "Technical Report on the Pre-Feasibility Study for the Bloemhoek Project, Southern Free State Goldfield, South Africa" dated 20 October 2009, the Qualified Persons illustrated that mining is both technically and economically viable at Bloemhoek. Using only Indicated Resources and applying appropriate modifying factors for the mining method selected, this resulted in the definition of an estimated Probable Reserve of 31.6Mt at a plant head grade of 5.3g/t Au, containing 5.4Moz of gold. The above-noted technical report is available at www.sedar.com and www.witsgold.com.

Financial modeling at a gold price of $975/oz, an exchange rate of R8.00 per US$ (equivalent to R250 000/kg) and a State royalty of 1.5% on revenue, illustrated that the project has an IRR of 19.1% and an NPV (10%) of R2,228 million (US$278 million).

In the adjoining De Bron area, the main targets for gold mineralisation consist of the Beatrix and Leader Reefs where they are preserved at relatively shallow depths of 480-1300 metres below surface. A scoping study was undertaken by Qualified Persons Gordon Cunningham and Tim Spindler who compiled a NI 43-101 report entitled "Technical Report on the Scoping Study for the De Bron Project, Southern Free State Goldfield, South Africa" dated 2 May 2010. The study considered alternative mine designs, one of which was a medium sized 62.5kt/month operation with a conventional system of footwall haulages and box holes linked to raises. This was based on an Indicated Resource of 8.7Mt at 6.4g/t Au (1.8Moz) using a 4g/t cutoff and planned to exploit the entire area situated to the east of the De Bron Fault. The above-noted technical report is available at www.sedar.com and www.witsgold.com.

Using a gold price of US$975/oz and an exchange rate of R8.00/US$ (R250 000/kg), a discounted cash flow model produced an IRR of 12.8% and an NPV (10%) of R303 million (US$38 million).

An assessment by Wits Gold of the historic drilling in the Merriespruit South area has indicated that the Beatrix and Leader Reefs display similar characteristics and gold grades as those encountered across the common boundary into De Bron. These reefs in the Merriespruit South area are separated from the Merriespruit Mine by a major fault known as the Merriespruit Thrust. This geological structure vertically displaces the principal economic targets such that they could not be efficiently exploited using the existing mine infrastructure. These reefs do however occur in a contiguous structural domain when combined with the De Bron area to the immediate south. Although further confirmatory drilling is required, it is anticipated that the Merriespruit South area will materially add to the potential of the combined area by establishing a substantial shallow gold resource.

3. The Transactions

Shareholders of Wits Gold are advised that the Company has entered into an agreement with Harmony in terms of which Harmony`s Merriespruit South area will be included in Wits Gold`s existing contiguous prospecting right. The consideration payable to Harmony is R61 million (US$8.5 million, based on R7.2 per US$) and is subject to the fulfilment of certain conditions precedent. These include Wits Gold obtaining funding to an amount of at least R61 million not later than 31 May 2011, the unconditional fulfilment of the Option Cancellation Agreement and the Department of Mineral Resources consenting to include the Merriespruit South area under Wits Gold`s existing prospecting right by not later than 31 October 2011.

Concurrent with the Merriespruit South transaction, shareholders of Wits Gold are advised that the Company has entered into an option cancellation agreement with Freegold JV. This will result in the cancellation of the Option for a consideration payable to Freegold JV of R275 million (US$38 million, based on R7.2 per US$), subject to the fulfilment and/or waiver of certain conditions precedent (the "Option Cancellation Agreement"). Subject to the receipt of necessary regulatory and stock exchange approvals, Wits Gold has the option to settle the consideration either in cash or by the issue to Freegold JV of up to 4,376,194 ordinary shares in Wits Gold (calculated using a volume weighted share

price of R62.85 as at 21 June 2010) or a combination of cash and Wits Gold shares. Harmony has agreed to certain lock up provisions. In addition, as part of the agreement, Harmony has agreed to waive any participation rights that its subsidiaries currently hold over the Mineral Rights.
Together these two transactions will consolidate Wits Gold's mineral holdings in the southern Free State and allow Wits Gold to independently develop the key Bloemhoek and De Bron projects in the best interests of the Company's shareholders.

4. Rationale for Merriespruit South Transaction

A regional geological model for the southern Free State has been compiled by Wits Gold which is based on exploration undertaken in the region since 2004. This suggests that enhanced gold grades in the Beatrix and Leader Reefs are the product of subtle subcrop relationships between older reefs and overlying unconformity surfaces. Using available drill core, such subcrop relationships have been observed in the vicinity of the boundary between Merriespruit South and De Bron. Subject to completion of the Merriespruit South transaction and a successful confirmatory drilling programme, Wits Gold believes a combined Merriespruit South-De Bron project presents an opportunity to create a larger, shallow resource. This is likely to have a positive impact on the economics of the combined project.

FILE NO. 82-34986

5. Rationale for Option Cancellation Agreement

As reported in paragraph 2, the Mineral Rights originally acquired from the Freegold JV contain Indicated Resources of 103.3Mt at 6.0g/t gold (19.9Moz) and Inferred Resources of 83.7Mt at 5.6g/t gold (15.0Moz). The acquisition of Freegold JV's 40% option to participate in the future development of these assets is considered by Wits Gold to represent a strategically important step. This is particularly evident in the combined De Bron-Merriespruit South area where drilling has already identified extensive, shallow Beatrix and Leader Reefs, but also at Bloemhoek, where, as described in paragraph 2, a pre-feasibility study has outlined an estimated Probable Reserve of 31.6Mt at a grade of 5.3g/t Au (5.4Moz). Following the cancellation of the Option, Wits Gold will be in a position to progress these projects towards a development decision without being restricted to a single strategic partner. Consequently, any additional value which is added to these projects will accrue fully to Wits Gold shareholders.

6. Details of the Merriespruit South Transaction

Subject to fulfilment of the conditions precedent, the Merriespruit South transaction will be effected by a cash payment to Harmony of R61 million (US$8.5 million, based on R7.2 per US$). R10 million (US$1.4 million, based on R7.2 per US$) has already been paid into an escrow account and will be payable to Harmony:

a. in the event the transaction becomes effective; or
b. if by, not later than, 31 May 2011 Wits Gold has not obtained at least R61 million in financing; or
c. any other of the conditions precedent are not fulfilled as a result of Wits Gold frustrating or preventing their fulfilment.

The balance of the consideration (being R51 million) will be paid in the event the transaction becomes effective. The effective date of the Merriespruit South transaction will be the date upon which the last condition precedent is completed or waived.
Harmony has granted Wits Gold immediate access to the Merriespruit South area for a period of 180 days to conduct drilling operations. Wits Gold has made preparations for these drilling operations and anticipates drilling up to five boreholes over a period of six months. Wits Gold expects to be in a position to report the outcome of these drilling operations to shareholders during the first half of 2011.
The Merriespruit South transaction agreement is subject to the fulfilment of the following conditions precedent:

a. by not later than 17h00 on 13 September 2010, Wits Gold and Harmony shall have received a certified copy of resolutions of each other's respective board of directors to effect the transaction;
b. by not later than 13 September 2010, a Section 102 application has been signed on behalf of Wits Gold and submitted to the Department of Mineral Resources;
c. by not later than 17h00 on 5 November 2010, the Option Cancellation Agreement has become unconditional in accordance with its terms and has been fully implemented;
d. by not later than 31 May 2011, Wits Gold has obtained funding in an amount of at least R61 million;
e. by not later than 17h00 on 31 October 2011, consent has been granted by the Minister of the Department of Mineral Resources to amend Wits Gold's prospecting right; and
f. the transaction is executed by way of an abandonment of a portion of Harmony's existing mining right and the amendment of Wits Gold's existing prospecting right over the De Bron prospecting area by Wits Gold not later than

ten business days following the fulfilment of the last of the conditions precedent.

7. Details of the Option Cancellation Agreement

Subject to fulfilment of the conditions precedent, the Option Cancellation Agreement will be effected by a payment by Wits Gold to Harmony of R275 million (US$38 million, based on R7.2 per US$) of consideration. Wits Gold has the option to settle the consideration in cash or by way of an issue of up to 4,376,174 Wits Gold ordinary shares or a combination of both. In the event that the consideration is settled by the issue of Wits Gold ordinary shares, Harmony has agreed to a lock up period of 180 days and has further agreed to consult with Wits Gold prior to disposing of any shares for a period of one year after expiry of the lock up. The effective date is the 3rd business day after fulfilment of the following conditions precedent:

a. by not later than 17h00 on 13 September 2010, Wits Gold and Freegold JV shall have received a certified copy of resolutions of each other's respective board of directors to effect the transaction;

b. by not later than 17h00 on 13 September 2010, Harmony and its subsidiaries shall have waived any participation rights which they have over the Mineral Rights or the Merriespruit South area;

c. by not later than 17h00 on 5 November 2010, the shareholders of Wits Gold shall have passed resolutions in general meeting in order to place the shares necessary to effect the transaction under the control of the directors.

FILE NO. 82-34986

8. Financial Effects of the Transactions

The unaudited pro forma financial effects of the transaction, for which the directors are solely responsible, are provided for illustrative purposes only to show the effects of the transactions on earnings and net asset value per share as if the transactions had taken place on 1 March 2009, for the purpose of the pro forma income statement effect, and 28 February 2010 for the purpose of the pro forma balance sheet effect. Because of their nature the unaudited pro forma financial effects may not give a true reflection of the Company's financial position and performance. The unaudited pro forma financial effects have been compiled from the audited financial statements, prepared in accordance with International Financial Reporting Standards, as at and for the year ended 28 February 2010 and are presented in a manner consistent with the format and accounting policies adopted by the Company and have been adjusted as described in the notes hereto:

28.2.2010 Pro forma

	Notes	Audited before the transaction	After the trans-action	% change
Basic loss per share (cents)	1,2	(28.05)	(23.54)	16.09
Headline loss per share (cents)	1,2	(28.05)	(23.54)	16.09
Diluted loss per share (cents)	1,2	(45.02)	(37.81)	16.03
Diluted headline loss per share (cents)	1,2	(45.02)	(37.81)	16.03
Net asset value per share (cents)	3	670.63	1 575.17	134.88
Net tangible asset value per share (cents)	3	305.31	256.45	(16.01)
Actual number of shares in issue (000's)	2	27 891	33 206	19.06
Weighted average number of shares in issue (000's)	2	27 716	33 031	19.18
Diluted weighted average number of shares in issue (000's)	2	27 841	33 156	19.06

Notes:

1. The "before" basic loss per share, diluted loss per share, headline loss per share and diluted headline loss per share figures are based on the weighted average number of shares in issue at 28 February 2010;

2. The adjustments to the basic loss per share, diluted loss per share, headline loss per share and diluted headline loss per share are based on the weighted average number of shares in issue at 28 February 2010 assuming that the transaction is effective 1 March 2009. These adjustments reflect the effect of the increase in the issued share capital resulting from the conclusion of the transactions, as there are no effects on the statement of comprehensive income resulting from the transaction.

3. For net asset value and tangible net asset value calculations, it is assumed that the transaction is effective 28 February 2010 and based on the actual number of shares in issue at 28 February 2010. The adjustments reflect the increase of R336 million in the value of the intangible assets and the increase of the issued share capital from the conclusion of the transaction.

9. Categorisation of Transactions and Shareholder Approval

In terms of the JSE Listings Requirements, the Option Cancellation Agreement and the Merriespruit South transaction are categorised jointly as a Category Two Transaction. Consequently, approval by shareholders is not required. However a general meeting of shareholders is expected to be held on or before 5 November 2010 in order to approve the placement of the shares necessary to effect the

Option Cancellation Agreement under the control of the directors and to seek any other approvals that maybe necessary at the time.

10. Withdrawal of Cautionary

Shareholders are advised that, in light of the information presented above, there is no longer a need to exercise caution when dealing in Wits Gold shares.

11. Forward-looking information

FILE NO 82-34986

Certain statements in this announcement may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts.

Forward-looking information may relate to anticipated events or results, and may include statements or information regarding the expected benefits of the transactions disclosed herein, the gold mineralisation of the Merriespruit South area and the future potential of exploration sites. Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; labor disruptions; changes in laws and government regulations; and macro-economic factors. These forward-looking statements speak only as of the date of this announcement.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events except where required by applicable laws.

Johannesburg

7 September 2010

Sponsor

PricewaterhouseCoopers Corporate Finance (Pty) Limited

Attorney

Taback and Associates (Pty) Limited

Date: 07/09/2010 12:00:01 Supplied by www.sharenet.co.za

Produced by the JSE SENS Department

Wgr - Witwatersrand Consolidated Gold Resources Limited - Results Of Agm

Release Date: 10/09/2010 16:00:04 Code(s): WGR

FILE NO.
82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Results of AGM
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
(`Wits Gold` or `the Company`)
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that at the Annual General Meeting of Wits Gold held today, 10 September 2010, all ordinary resolutions, as specified in the notice of the meeting, were passed by the requisite majority of shareholders.
10 September 2010
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)
Date: 10/09/2010 16:00:04 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department